

September 4, 2012

Via E-mail
Mr. Alex Waldemar Zornig
Chief Financial Officer
OI S.A.
Rua Humberto de Campos, 425
8° andar
Leblon, Rio de Janeiro, RJ, Brazil 22430-190

  Re: **OI S.A.**
    Form 20-F for the Fiscal Year Ended December 31, 2011
    Filed April 27, 2012
    Response dated August 16, 2012
    File No. 001-15256

Dear Mr. Zornig:

  We have reviewed your response letter dated August 16, 2012 and your filing and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2011

Consolidated Statement of Cash Flows, page F-6

1. We note your response to comment 1 however we remain unclear regarding your basis under IFRS for recording the inflation adjustments. Please explain to us, in detail, how you evaluated the guidance in IAS 29 when determining that adjustments for inflation are appropriate in light of the fact that Brazil does not appear to be a hyperinflationary economy. If you are relying upon any other guidance, please also refer us to this

2. Regarding your response to comment 2, please disclose in future filings your accounting policies for expired dividends. Also, in light of the significance of expired dividends to your results of operations, please discuss the impact of expired dividends on your results of operations within your discussions of operating results. Quantify in this discussion the

amount of declared dividends that you anticipate will be considered as expired dividends in the following year.

* * * *

Please file all correspondence over EDGAR. You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202) 551-3315 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director